CUSIP No. 49989C105	SCHEDULE 13D

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 2

Kobex Minerals Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

49989C105

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 49989C105	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSONS 2260761 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,545,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,545,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,545,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2013.

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1	NAME OF REPORTING PERSONS Paul van Eeden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000*
	8	SHARED VOTING POWER 3,745,000
	9	SOLE DISPOSITIVE POWER 200,000*
	10	SHARED DISPOSITIVE POWER 3,745,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,745,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Representing 200,000 shares of common stock underlying options to purchase common stock.
**	Based on 46,282,413 shares of common stock of the Issuer reported to be outstanding, which is the sum of (i) 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed with the SEC on April 5, 2013 and (ii) 200,000 shares of common stock underlying options to purchase common stock.

CUSIP No. 49989C105	SCHEDULE 13D	Page 4 of 6

Explanatory Note: This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed with the SEC on May 9, 2013 (the “Original Filing”), as amended on May 21, 2013 (“Amendment No. 1”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in Amendment No. 1 or this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing, as amended. This Amendment No. 2 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by 2260761 Ontario Inc. (“226”) and Paul van Eeden (“Mr. van Eeden” and, collectively with 226, the “Reporting Persons”).

Item 4. Purpose of Transaction.

Item 4. Is hereby amended as follows:

On May 24, 2013, the Issuer announced in a press release that Roman Shklanka, Alfred Hills, James O’Rourke and Peter Bradshaw, the four existing directors, other than Mr. van Eeden and Mr. Michael Atkinson, informed the Issuer that they do not intend to stand for re-election as directors of the Issuer at the upcoming annual general meeting. Accordingly, the Board of the Issuer passed a resolution that the following individuals will be presented as the management nominees for directors at the annual general meeting: Michael Atkinson (current director), Paul van Eeden (current director), Kenneth Paul (new nominee), Murray Sinclair (new nominee), and David Schmidt (new nominee).

Kenneth Paul, Murray Sinclair and David Schmidt are three of the four Suggested Nominees that Mr. van Eeden proposed on May 21, 2013.

Except as otherwise disclosed herein, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any actions or series of actions that would result in any of the actions enumerated in Item 4 (a)-(j) of Schedule 13D.

The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market, through Mr. van Eeden’s position as a Director with the Issuer, or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of May 8, 2013, among 226 and Mr. van Eeden

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2013

2260761 ONTARIO INC.

By:	/s/ Paul van Eeden
Paul van Eeden, President

PAUL VAN EEDEN

By:	/s/ Paul van Eeden
Name: Paul van Eeden
Title: Individually

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EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 8, 2013, among 226 and Mr. van Eeden